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                                                                    Exhibit 3.4a

                            ARTICLES OF INCORPORATION

                                       OF

                              AVPRESENTATIONS, INC.

                                       I.

     The name of the corporation is AVPresentations, Inc.

                                       II.

     The corporation shall have authority to issue not more than ten thousand (10,000) shares of capital stock, all of which shall be designated "Common Stock." The shares of Common Stock shall have unlimited voting rights and shall be entitled to receive all of the net assets of the corporation upon liquidation or dissolution.

                                      III.

     The address of the initial registered office of the corporation shall be 4000 Northfield Way, Suite 600, Roswell, Fulton County, Georgia 30076. The initial registered agent of the corporation at such address shall be Stephen Gross.

                                       IV.

     The name and address of the Incorporator are as follows:

                    Eric S. Chofnas, P.C.
                    31 North Main Street, Suite 100
                    Alpharetta, Georgia 30004

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                                       V.

     The address of the initial principal office of the corporation is 4000 Northfield Way, Suite 600, Roswell, Fulton County, Georgia 30076.

                                       VI.

     A director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of duty of care or other duty as a director, except for liability: (i) for any appropriation, in violation of his duties, of any business opportunity of the corporation; (ii) for acts or omissions that involve intentional misconduct or a knowing violation of law; (iii) of the types set forth in O.C.G.A. (S) 14-2-832; or (iv) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of the provisions of this article by the shareholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the corporation with respect to any act or omission occurring prior to the effective date of such repeal or modification. If the Georgia Business Corporation Code is hereafter amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the Georgia Business Corporation Code as so amended.

                                      VII.

     Each person who is or was a director or officer of the corporation, and each person who is or was a director or officer of the corporation who at the request of the corporation is serving or has served as an officer, director, partner, joint venturer or trustee of another corporation, partnership, joint venture, trust or other enterprise shall be indemnified by the corporation against those expenses (including attorneys'

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fees), judgments, fines and amounts paid in settlement that are allowed to be paid or reimbursed by the corporation under the laws of the State of Georgia and that are actually and reasonably incurred in connection with any action, suit, or proceeding, pending or threatened, whether civil, criminal, administrative or investigative, in which such person may be involved by reason of his being or having been a director or officer of this corporation or of such other enterprises. Such indemnification shall be made only in accordance with the laws of the State of Georgia and subject to the conditions prescribed therein.

     In any instance where the laws of the State of Georgia permit indemnification to be provided to persons who are or have been an officer or director of the corporation or who are or have been an officer, director, partner, joint venturer or trustee of any such other enterprise only on a determination that certain specified standards of conduct have been met, upon application for indemnification by any such person the corporation shall promptly cause such determination to be made: (i) by the Board of Directors by majority vote of a quorum consisting of directors not at the time parties to the proceeding; (ii) if a quorum cannot be obtained, by majority vote of a committee duly designated by the Board of Directors (in which designation directors who are parties may participate), consisting solely of two or more directors not at the time parties to the proceeding; (iii) by special legal counsel selected by the Board of Directors or its committee in the manner prescribed in clauses (i) or (ii), or if a quorum of the Board of Directors cannot be obtained under clause (i), and a committee cannot be designated under clause (ii), selected by majority vote of the full Board of Directors (in which selection directors who are parties may participate); or (iv) by the shareholders, but shares owned by or voted under the control of directors who are at the time parties to the proceeding may not be voted on the determination.

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     As a condition to any such right of indemnification, the corporation may require that the corporation be permitted to participate in the defense of any such action or proceeding through legal counsel designated by the corporation and at the expense of the corporation.

     The corporation may purchase and maintain insurance on behalf of any such persons whether or not the corporation would have the power to indemnify such officers and directors against any liability under the laws of the State of Georgia. If any expenses or other amounts are paid by way of indemnification, other than by court order, action by shareholders or by an insurance carrier, the corporation shall provide notice of such payment to the shareholders in accordance with the provisions of the laws of the State of Georgia.

     IN WITNESS WHEREOF, the undersigned executes these Articles of Incorporation.


                                             /s/ Eric S. Chofnas
                                             -----------------------------------
                                             Eric S. Chofnas, Esquire

                                             ERIC S. CHOFNAS, P.C.
                                             31 North Main Street, Suite 100
                                             Alpharetta, Georgia 30004

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